SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – JANUARY 30, 2004

ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 30, 2004 ALLETE, Inc. issued a press release announcing 2003 earnings which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 12. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

———————

Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of ALLETE and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- our ability to successfully implement our strategic objectives, including the completion and impact of the proposed spin-off of our Automotive Services business and the sale of our Water Services businesses;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin, and various county regulators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as general vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated impacts of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including the competition for retail and wholesale customers, as well as suppliers and purchasers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Any forward-looking statement speaks only as of the date on which that statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

January 30, 2004

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President, Chief Financial Officer
and Treasurer

EXHIBIT INDEX

**Exhibit
Number**

99   -   ALLETE News Release dated January 30, 2004 announcing 2003 earnings.



Exhibit 99

For Release: January 30, 2004
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE 2003 EARNINGS FROM CONTINUING OPERATIONS INCREASE 18 PERCENT

DULUTH, Minn.— ALLETE, Inc. (NYSE: ALE) today reported 2003 earnings of $2.84 per share, compared with $1.68 per share in 2002, an increase of 69 percent. Net income was $236 million in 2003 on revenue of $1.62 billion, compared with prior year net income of $137 million on revenue of $1.49 billion. Earnings from continuing operations rose 18 percent year over year to $1.72 per share, compared with $1.46. Earnings from discontinued operations included a $71.6 million, or $0.86 per share, gain related to the sale of substantially all of our Water Services businesses.

"ALLETE had a very successful year, exceeding our stated performance goals," said Dave Gartzke, ALLETE Chairman. "Our Automotive Services and Energy Services businesses both surpassed their earnings objectives, and we achieved a key strategic objective by substantially completing the sale of our Water Services holdings in Florida, the proceeds from which were used to repay debt and strengthen our balance sheet."

2003 Year-End Results

Automotive Services reported 22 percent earnings growth for the year due mainly to increased sales, lower interest expense and improved margins. Net income was $115 million in 2003, compared with $94 million for the prior year. Automotive Services revenue was $922 million versus $836 million last year, a 10 percent increase. ADESA sold 69,000 more used vehicles than in 2002, an increase of 4 percent. The used vehicle conversion rate at ADESA was 61 percent in 2003, compared with 59 percent in 2002. Sales of salvage vehicles at ADESA Impact rose by 9 percent over last year. At AFC, units financed increased by about 4,000 and bad debt expense was down reflecting the improved credit quality of the portfolio.

Net income at **Energy Services** was $42 million in 2003, a slight increase over the prior year due mainly to sales of nonregulated generation from the Taconite Harbor facility and improved power prices. Energy Services revenue grew by 5 percent in the year to $660 million. The performance at Taconite Harbor in 2003 was offset by increased pension and benefit costs, and the performance of the Kendall County facility. The Kendall County facility operated at a loss in 2003 due to negative spark spreads (the differential between electric and natural gas prices) in the wholesale power market. This resulted in an inability to cover the fixed capacity charge on approximately 175 megawatts. Energy Services also incurred costs to exit the Split Rock Energy partnership.

ALLETE's Florida real estate operations posted a 26 percent increase in net income over the prior year, earning $14.1 million compared to $11.2 million last year.

Net income from discontinued operations increased by $75 million year over year primarily due to the gains recorded from the sale of the Water Services businesses.

(more)

Using both the proceeds from the sale of Water Services and internally generated cash, ALLETE repaid $360 million in debt and $75 million in manditorily redeemable preferred securities during 2003. By year end, ALLETE significantly strengthened its balance sheet and reduced its debt to total capital percentage to 36 percent (down from 46 percent at December 31, 2002), and improved its liquidity as illustrated by its current ratio of 1.3 (up from 0.9 at December 31, 2002).

Fourth Quarter 2003 Results

Fourth quarter earnings from continuing operations doubled those of the prior year, bolstered by a 66 percent increase at **Automotive Services** compared with the fourth quarter of 2002.

ADESA sold 7 percent more vehicles and ADESA Impact sold 9 percent more salvage vehicles in the quarter compared with the quarter a year ago. ADESA used vehicle auctions benefited from a significantly higher conversion rate, while same-store salvage sales in the U.S. climbed 13 percent in the quarter.

Earnings for the quarter grew by 47 percent at **Energy Services** compared with the quarter last year (including one-time charges incurred in the fourth quarter of 2002). While total electric sales for the quarter were about the same as last year, higher wholesale power prices helped improve 2003 earnings.

Fourth quarter results were also impacted by two large real estate sales and reduced debt expense in 2003, and the liquidation of the securities portfolio in 2002.

2003 Strategic Review

Significant strategic goals were attained during 2003 by ALLETE:

- Substantially completing the sale of our Water Services businesses
- Strengthening our balance sheet
- Adding three board members with automotive expertise: Thomas Cunningham, Dennis Green and Deborah Weinstein
- Adding new ADESA auction facilities in two key markets – Long Island and Atlanta
- Strengthening management at Automotive Services

In October, 2003 ALLETE announced its intention to separate its Automotive Services business into a publicly traded company to be named ADESA, with completion expected by mid-2004. A conference call will be scheduled for a later date as details are finalized.

"The changes at ALLETE should be viewed with an eye on the future as well as on the success of our past accomplishments," Gartzke said. "We've been committed to long-term shareholder value creation, and this will continue as ALLETE begins an exciting new chapter in its history."

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE's holdings include ADESA, the second largest used vehicle auction network in North America; AFC, the leading provider of independent auto dealer financing; Minnesota Power, a low-cost electric utility that serves some of the largest industrial customers in the United States; and significant real estate holdings in Florida. For more information about ALLETE, visit the company's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.



ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2003 and 2002
Millions Except Per Share Amounts

	Quarter Ended		Year Ended	
	2003	2002	2003	2002
Operating Revenue				
Energy Services	$158.0	$160.9	$ 659.6	$ 626.0
Automotive Services	222.3	200.1	922.3	835.8
Investments	8.6	3.3	36.9	32.5
Total Operating Revenue	388.9	364.3	1,618.8	1,494.3
Operating Expenses				
Fuel and Purchased Power	55.3	63.2	252.5	234.8
Operations	271.9	264.4	1,064.7	997.9
Interest	16.5	16.4	66.6	70.5
Total Operating Expenses	343.7	344.0	1,383.8	1,303.2
Operating Income from Continuing Operations	45.2	20.3	235.0	191.1
Income Tax Expense	16.6	6.6	91.9	72.2
Income from Continuing Operations	28.6	13.7	143.1	118.9
Income from Discontinued Operations – Net of Tax	71.5	4.4	93.3	18.3
Net Income	$100.1	$ 18.1	$ 236.4	$ 137.2
Average Shares of Common Stock				
Basic	83.6	81.8	82.8	81.1
Diluted	84.3	82.3	83.3	81.7
Earnings Per Share of Common Stock				
Basic – Continuing Operations	$0.34	$0.17	$1.72	$1.47
Discontinued Operations	0.86	0.05	1.13	0.22
	$1.20	$0.22	$2.85	$1.69
Diluted – Continuing Operations	$0.34	$0.17	$1.72	$1.46
Discontinued Operations	0.86	0.05	1.12	0.22
	$1.20	$0.22	$2.84	$1.68
Dividends Per Share of Common Stock	$0.2825	$0.275	$1.13	$1.10

ALLETE, Inc.
Consolidated Balance Sheet
For the Periods Ended December 31, 2003 and 2002
Millions

	2003	2002		2003	2002
Assets			**Liabilities and Shareholders' Equity**		
Current Assets	$ 695.4	$ 658.4	Notes Payable	$ 53.0	$ 74.5
Property, Plant and Equipment	1,499.0	1,364.7	Long-Term Debt Due Within One Year	37.5	283.7
Investments	204.6	170.9	Other Current Liabilities	435.7	380.0
Goodwill	509.3	499.8	Long-Term Debt	747.7	696.4
Discontinued Operations	87.9	346.1	Mandatorily Redeemable Preferred Securities	–	75.0
Other	105.1	107.3	Other Liabilities	322.2	277.4
			Discontinued Operations	45.0	127.8
			Shareholders' Equity	1,460.2	1,232.4
Total Assets	$3,101.3	$3,147.2	**Total Liabilities and Shareholders' Equity**	$3,101.3	$3,147.2

ALLETE, Inc.	Quarter Ended December 31,		Year Ended December 31,	
	2003	2002	2003	2002

Net Income

Millions

Energy Services	$ 8.1	$ 5.5	$ 42.4	$ 41.8
Automotive Services	24.8	14.9	114.8	94.2
Investments and Corporate Charges	(4.3)	(6.7)	(14.1)	(17.1)
Income from Continuing Operations	28.6	13.7	143.1	118.9
Income from Discontinued Operations	71.5	4.4	93.3	18.3
Net Income	$100.1	$18.1	$236.4	$137.2

Diluted Earnings Per Share

Continuing Operations	$0.34	$0.17	$1.72	$1.46
Discontinued Operations	0.86	0.05	1.12	0.22
	$1.20	$0.22	$2.84	$1.68

Statistical Data

Corporate

Common Stock

High	$31.00	$23.80	$31.00	$31.10
Low	$27.05	$18.65	$18.75	$18.50
Close	$30.60	$22.68	$30.60	$22.68
Book Value	$16.73	$14.39	$16.73	$14.39

Energy Services

Millions of Kilowatthours Sold

Regulated Utility

Retail

Residential	278.4	285.7	1,065.4	1,044.4
Commercial	322.1	319.9	1,285.6	1,257.0
Industrial	1,649.0	1,795.4	6,558.2	6,946.2
Other	19.9	20.9	79.2	77.4
Resale	505.9	395.4	2,155.3	1,806.7
	2,775.3	2,817.3	11,143.7	11,131.7
Nonregulated	361.7	321.3	1,462.3	1,149.2
	3,137.0	3,138.6	12,606.0	12,280.9

Automotive Services

Vehicles Sold

Used	419,000	393,000	1,810,000	1,741,000
Salvage	48,000	44,000	191,000	175,000
	467,000	437,000	2,001,000	1,916,000
Conversion Rate - Used Vehicles	59.5%	55.1%	61.0%	59.0%
Vehicles Financed	238,000	231,000	950,000	946,000